Exhibit 99.1

China Finance Online Announces Receipt of NASDAQ Notice of Bid Price Deficiency

BEIJING, August 1, 2019 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS:JRJC), a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced that it has received a notification letter from the Nasdaq Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s American Depositary Shares (“ADR”) has closed below a minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (“Rule 5550(a)(2)”). The Nasdaq deficiency letter has no immediate effect on the listing of the Company’s ADR, and its ADR will continue to trade on The Nasdaq Capital Market under the symbol “JRJC” at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been given 180 calendar days, or until January 27, 2020 to regain compliance with Rule 5550(a)(2). If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to January 27, 2020 to regain compliance. If at any time before January 27, 2020, the bid price of the Company’s ADR closes at $1.00 per share or more for a minimum of 10 consecutive business days (an “Automatic Compliance Event”), the Staff will provide written confirmation that the Company has achieved compliance with Rule 5550(a)(2).

If the Company does not regain compliance with Rule 5550(a)(2) by January 27, 2020, the Company may be afforded a second 180 calendar day period to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the minimum bid price requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period, which may include, if necessary, implementing a reverse stock split.

If the Company does not regain compliance with Rule 5550(a)(2) by January 27, 2020, and is not eligible for an additional compliance period at that time, the Staff will provide notice to the Company that its securities will be subject to delisting. At that time, the Company may appeal the Staff’s delisting determination to a Nasdaq Listing Qualifications Panel (“Panel”). The Company would remain listed pending the Panel’s decision.

The Company intends to monitor the closing bid price of the Company’s ADR to allow a reasonable period for the price to rebound from its recent decline but will continue to consider its available options to regain compliance.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, mainland Chinese precious metals exchanges, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

China Finance Online

+86-10-8336-3100

ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com